FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of October 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [            ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [            ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sercel launches GeoTag underwater positioning solution

Paris, France – October 19, 2015

CGG announced today that Sercel has launched GeoTag, the acoustic positioning solution of choice for seabed seismic acquisition. GeoTag can be used to accurately position all types of Ocean Bottom Cable (OBC), Ocean Bottom Node and Transition Zone cable systems for seabed seismic surveys in water depths down to 500 meters.

The highly flexible and reliable GeoTag solution operates with the smallest acoustic positioning transponder available on the market. The transponders are attached to the seabed seismic equipment and interrogated by a vessel-based transceiver. GeoTag’s unique design allows for rapid maintenance such as battery replacement for improved crew efficiency. The transponders can also be stored on a reel and deployed mechanically when used with OBC systems, for seamless and cost-effective operations.

With the addition of GeoTag’s acoustic positioning capability, Sercel now offers a complete, state-of-the-art acquisition solution for a wide range of seabed seismic surveys. GeoTag is fully scalable for use on small to large seabed crews deploying up to 10,000 acoustic positioning devices.

Pascal Rouiller, Sercel CEO, said: “This new product capitalizes on our proven experience in acoustic positioning. It answers the need in the industry for more accurate positioning of seabed seismic equipment, particularly for 4D operations.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 7,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 19th, 2015	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO